UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 5, 2025

CHURCHILL CAPITAL CORP IX

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42041	86-1885237
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

640 Fifth Avenue, 14th Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant	CCIXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CCIX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCIXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On June 5, 2025, Churchill Capital Corp IX (“Churchill”) and Plus Automation, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the Merger Agreement, and on the terms and subject conditions set forth therein, upon consummation of the transactions contemplated thereby (the “Transactions”), Churchill and the Company intend to effect a business combination in which Churchill will acquire the Company and the Company’s stockholders will be issued shares of Churchill. In connection with the Transactions, Churchill will deregister as a Cayman Islands exempted company and transfer by way of continuation to and domesticate as a corporation incorporated under the laws of the State of Delaware.

On June 5, 2025, Churchill and the Company issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated June 5, 2025.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Churchill under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the Merger Agreement, will be filed by Churchill in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Company stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Company shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, the Company and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain, and expand its customer base; the Company’s deployment of virtual driver software; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of the Company’s business plans and the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this Current Report on Form 8-K; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Current Report on Form 8-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release of Churchill Capital Corp IX and Plus Automation, Inc., dated June 5, 2025.

99.2	Investor Presentation of Churchill, dated June 5, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Churchill Capital Corp. IX
Dated: June 5, 2025

	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer

Exhibit 99.1

Plus, an AI-Based Virtual Driver Software Company Powering Factory-Built Autonomous Trucks, to Go Public via Merger with Churchill Capital Corp IX

•	Plus’s proprietary AI-based virtual driver software, SuperDrive, addresses a $2 trillion trucking freight market in the U.S. and Europe, enabling safe and scalable autonomous trucking

•	Autonomy software partner to leading global truck manufacturers TRATON GROUP, Hyundai, and IVECO

•	Transaction expected to provide up to $300 million in gross proceeds to fund Plus through the expected commercial launch of SuperDrive-enabled, factory-built autonomous trucks in 2027

•	Plus valued at $1.2 billion pre-money equity value, providing an attractive entry point for Churchill IX shareholders

SANTA CLARA, CA and NEW YORK, NY — June 5, 2025 — Plus Automation Inc. (“Plus”), a Physical AI company commercializing AI-based virtual driver software for autonomous trucks, and Churchill Capital Corp IX (Nasdaq: CCIX) (“Churchill IX”), a special purpose acquisition company, announced today that they have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company will operate as PlusAI.

Michael Klein, Chairman and CEO of Churchill IX, said, “Physical AI will be transformative across industries, and Churchill IX is excited to give public investors access to a leading company in the sector primed for AI-driven innovation. After evaluating many opportunities, we knew Plus was the right partner. Trucking is the backbone of the global economy but the industry faces a persistent driver shortage that autonomous trucking has the potential to solve. Broad adoption depends on confidence in vehicle performance and safety and Plus stands out with its advanced virtual driver platform and a customer-centric commercialization model led by OEM partners. With a software-focused, capital-efficient model, Plus is well positioned to scale and we’re excited to partner with their talented team to support the company’s next phase of growth.”

Plus: A Leader in Physical AI for Autonomous Trucking

Founded in Silicon Valley in 2016 by technology entrepreneurs with deep expertise in engineering, artificial intelligence, and machine learning, Plus set out to develop a leading virtual driver system. As an early adopter of the Autonomous Vehicle 2.0 paradigm, the company has pioneered a more efficient development approach—replacing hand-coded software with AI models to enable scalable, adaptive autonomy for physical applications.

Plus has deployed autonomous driving technology across the U.S., Europe, and Asia, which has been used for more than five million miles of driving. These real-world operations have generated a proprietary dataset that fuels Plus’s technology development. Leveraging this data and advanced generative AI models, Plus has built a generalizable “driving intelligence” platform using auto-labeling, model distillation, and highly optimized in-vehicle neural networks.

Plus’s self-driving system, SuperDrive, features a robust, three-layer redundancy architecture and is purpose-built to autonomously operate heavy commercial trucks. In April 2025, Plus achieved a key driver-out safety validation milestone with SuperDrive. Plus is currently conducting public road testing in Texas and Sweden with additional customer fleet trials scheduled for fall of 2025.

OEM-Led Commercialization Strategy

Plus’s go-to-market strategy is centered on deep integration with leading global commercial vehicle makers—TRATON GROUP, Hyundai, and IVECO—who we expect to factory-build, validate, deliver, and support autonomous trucks powered by Plus’s virtual driver. This OEM-led model enables scalable deployment through trusted manufacturing and service channels, providing fleet operators with a seamless path to autonomy.

Supporting this model are strategic collaborations with key industry players such as DSV, Bosch, NVIDIA, and others, who are working alongside Plus and its OEM partners to accelerate the rollout of autonomous capabilities to commercial fleets.

Plus is targeting the commercial launch of SuperDrive-enabled, factory-built autonomous trucks in 2027, beginning in the United States and then expanding into Europe. Plus maintains operations in California, Texas, and Germany to support commercialization and deployment.

David Liu, Co-Founder and CEO of Plus, said: “Since founding Plus in 2016, we have made significant progress in building advanced AI technology to enable safe and scalable autonomous trucking. From applying learnings from early deployments to forging trusted OEM partnerships, we believe that we are well positioned to deploy a leading virtual driver and deliver it to market through factory-built trucks supported by global vehicle manufacturers. Our long-term vision is to empower fleet operators to run global freight networks with autonomous vehicles that improve safety, enhance efficiency, and reduce costs. We believe the industry is at a critical inflection point, driven by breakthroughs in AI, supportive regulatory momentum, and ecosystem readiness. I’m incredibly proud of the team’s accomplishments to date and confident that, in partnership with Churchill IX, we can accelerate our mission and create significant value for shareholders by scaling with disciplined execution. This transaction provides access to capital and strategic support that will help us advance our product roadmap, execute our development and commercialization strategy, and deliver a transformative logistics solution to one of the world’s largest and most essential industries.”

Plus: A Compelling Physical AI Investment Opportunity

•

Led by a technical founder team with proven track records of scaling innovation-driven companies and serving as disciplined stewards of investor capital: Plus is led by a technical founding team of Stanford-trained PhD engineers and serial tech entrepreneurs who have deep experience building innovative technology products. Plus is our CEO David Liu’s fourth startup; each of his prior companies was successfully scaled. This entrepreneurial experience has translated into disciplined financial stewardship, and a clear go-to-market plan focused on trusted partnerships and timely execution with global commercial vehicle manufacturers.

•

Truck freight market of nearly $2 trillion in the U.S. and Europe facing urgent labor and cost pressures addressable by Plus: The U.S. and European trucking freight industry is large, essential, and under strain—from persistent driver shortages to rising operational costs and demand for faster delivery cycles. The U.S. and Europe alone face a combined shortage of over 300,000 truck drivers each year, a number expected to grow materially in coming years as aging drivers retire. Autonomous trucks offer a structural solution to these challenges by reducing operating cost and increasing available truck utilization. Plus’s SuperDrive virtual driver has already been tested in real-world conditions in Texas and Sweden, positioning the company to meet this market need with a safe, scalable solution.

•

Purpose-built for scale with a capital-light, software-focused model and deep OEM integrations: Plus’s mission is to deliver autonomous driving software that creates value in commercial trucking. Plus is executing its mission through a differentiated strategy that combines: (1) an AI software business model, (2) a proprietary AV 2.0 technology platform built for physical AI applications, and (3) commercial partnerships with leading global truck OEMs. Manufacturers including TRATON GROUP (Scania, MAN, and International), Hyundai, and IVECO have selected Plus for their plans to bring factory-built autonomous trucks to market—validating the company’s leadership and enabling a scalable deployment model.

•

Targeting OEM-led commercial deployment with capital efficient, high-margin, recurring revenue model: Plus is targeting the commercial deployment of SuperDrive-enabled, factory-built autonomous trucks in 2027, starting in the U.S. and then expanding to Europe. Through a driver-as-a-service model, Plus provides autonomy software that will enable recurring, per-mile revenue with high gross margins—delivering a capital-efficient path to growth and attractive returns for shareholders.

Attractive Transaction Structure

The transaction values Plus at a pre-money equity value of $1.2 billion, providing an attractive entry point for Churchill IX shareholders.

The transaction is expected to deliver approximately $300 million in gross proceeds from cash held in Churchill IX’s trust account, assuming no redemptions by Churchill IX shareholders and before payment of transaction expenses. Plus currently has a clean balance sheet with no debt, which will be further strengthened by the transaction. Thanks to the Company’s capital-efficient business model and disciplined execution, the assumed net proceeds from the transaction are expected to fully fund Plus through the planned commercial launch of factory-built autonomous trucks in 2027.

The combined company’s shareholders and management will all hold one-vote shares, except for certain existing PlusAI shareholders who will continue to hold low-vote shares for regulatory purposes. No existing Plus shareholders will receive cash consideration as part of the transaction. Additionally, all existing Plus shareholders and the Churchill IX sponsor will be subject to lock-up agreements ranging from 180 to 360 days following the close.

The transaction has been unanimously approved by the boards of directors of both Plus and Churchill IX, and is expected to close in the fourth quarter of 2025, subject to satisfaction of customary closing conditions, including approval by Churchill IX shareholders and Plus shareholders.

Upon closing of the transaction, the combined company will operate as PlusAI.

Conference Call and Webcast Information

Management of Plus and Churchill IX will host an investor conference call to discuss the proposed transaction and review an investor presentation at 8:30am ET on Thursday, June 5, 2025. Interested investors may access a recording of the conference call by visiting https://plus.ai/investors.

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the business combination agreement will be filed by Churchill IX in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Plus stockholders and Churchill IX shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX and Plus shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, Plus and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Advisors

Citigroup Global Markets Inc. serves as capital markets advisor to Churchill IX. Willkie Farr & Gallagher LLP serves as transaction counsel to Churchill IX. Ocean Tomo, a part of J.S. Held, serves as financial and technical advisor to Churchill IX. Ellenoff Grossman & Schole LLP serves as corporate counsel to Churchill IX. Ogier (Cayman) LLP serves as Cayman Islands legal counsel to Churchill IX. Ropes & Gray LLP serves as legal advisor to the capital markets advisor to Churchill IX.

Northland Capital Markets serves as financial advisor to Plus. Wilson Sonsini Goodrich & Rosati, P.C. serves as legal advisor to Plus.

About Plus

Plus, also known as PlusAI, is a Physical AI company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, Plus was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, Bosch, and DSV are working with Plus to accelerate the deployment of next-generation autonomous trucks.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

###

Media Contacts

Plus: Lauren Kwan, pr@plus.ai

Churchill Capital Corp IX: info@churchillcapitalcorp.com

Solebury: Stephanie Knight: sknight@soleburystrat.com

Investor Relations Contacts

Plus: Derrick Nueman, ir@plus.ai

Churchill Capital Corp IX: info@churchillcapitalcorp.com

Exhibit 99.2 AI-powered virtual driver software trusted by global Plus-enabled truck transportation leaders completing driver- out autonomous committed to making safety tests in autonomous trucking a April 2025 commercial reality Plus to go public in partnership with Churchill Capital Investor Presentation June 2025

About this presentation This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a business combination (the “proposed transaction”) between Plus Automation, Inc. (“Plus”) and Churchill Capital Corp. IX (“Churchill IX” and “CCIX”) and related transactions and for no other purpose. The information contained herein does not purport to be all inclusive and none of Plus, Churchill IX nor any of their respective affiliates, directors, officers, employees or advisers or any other person has independently verified the information in this presentation and no representation or warranty, express or implied, is or will be given any such person as to the accuracy or completeness of information in this presentation. To the fullest extent permitted by law, in no circumstances will Plus, Churchill IX or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct ,indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with Plus, Churchill IX or their respective representatives, as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Plus, Churchill IX or the proposed transaction. Recipients of this presentation should each make their own evaluation of Plus, Churchill IX and the proposed transaction and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Plus’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments. Churchill Capital 2

About this presentation Additional Information About the Proposed Transaction and Where to Find It The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation for proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Churchill IX and Plus shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX and Plus shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, Plus and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019. Participants in the Solicitation Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Unit Economics and Use of Projections The unit economics in this presentation (“Unit Economics”) were prepared solely for internal use and not with a view toward public disclosure or toward complying with Generally Accepted Accounting Principles, any published guidelines of the SEC or any guidelines established by the American Institute of Certified Public Accountants. The Unit Economics have been prepared by Plus. The Unit Economics constitute forward-looking information, are for illustrative purposes only, and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying the Unit Economics are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. The preparation of the Unit Economics involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. See “Forward-Looking Statements” earlier in this presentation as well as “Risk Factors” at the end of this presentation. Actual results may differ materially from the results contemplated by the Unit Economics contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected by the Unit Economics will be achieved. No Incorporation by Reference The information contained in the third-party citations and websites referenced in this communication is not incorporated by reference into this communication. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Plus, Churchill IX, and other companies, each of which are the property of their respective owners. All third-party brand names and logos appearing in this presentation are trademarks or registered trademarks of their respective holders. Any such appearance does not necessarily imply any endorsement of Churchill IX, Plus or the proposed transaction. Risk Factors For a description of certain risks relating to Plus, including its business and operations, and to the proposed transaction, we refer you to “Risk Factors” at the end of this presentation. Use of Data Information in this presentation is based on data and analyses from various sources as of June 5, 2025, unless otherwise indicated. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These estimates and other statistical data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and other statistical data. We have not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, we cannot guarantee their accuracy or completeness. In addition, expectations, assumptions, estimates and projections of the future performance of relevant markets in which Plus operates are necessarily subject to a high degree of uncertainty and risk. Churchill Capital 3

Partnership team CHURCHILL CAPITAL CORP IX Michael Klein David Liu Shawn Kerrigan Steve Spinner Chairman and Co-Founder and Co-Founder and Chief Financial Officer Chief Executive Officer Chief Executive Officer Chief Operating Officer • 35+ years of experience in strategic • 30+ years of experience founding and • 20+ years of experience across • 30+ years of experience across business advisory work and capital markets growing technology companies engineering, investing, and management development, finance, and fundraising consulting • Founder, Churchill Capital and • Co-founded RedAtoms (acquired), • Served in the Department of Energy Archimedes Advisors RMG Networks (NASDAQ-listed then • Co-founder and CTO of Locus Energy, acquired) and InformLink (acquired) data platform for solar market (acquired) • SVP at NBC responsible for business • Managing Partner, M. Klein & Company development and strategic partnerships • Began career at HP, Silicon Graphics, • Began career at McKinsey and • Former Vice Chairman and CEO of and later McKinsey Bridgewater Associates • Founded 2 data analytics companies Global Banking, Citi • PhD, EE, Stanford University • PhD, CE and CS, Stanford University • MBA, Harvard Business School • BS Econ, The Wharton School of the University of Pennsylvania CHURCHILL CAPITAL C Ch hu ur rch chil ill l C Cap apit ital al 4

Plus mission Deploy autonomous driving intelligence at global scale to create value in commercial trucking Executing the mission by integrating AI-powered virtual driver software into factory-built trucks Trusted by global transportation leaders committed to making autonomous trucking a commercial reality Global truck manufacturers Global fleets Global technology leaders Churchill Capital 5

Built to scale Led by a technical founder team with proven track records of scaling innovation-driven companies Capital light Endorsed by Safe, AI-native High margin, software business OEM partners technology recurring revenue TM TM SuperDrive is the virtual driver OEMs will factory-install SuperDrive SuperDrive was built using a ~85% target gross margins at scale software layer that enables trucks and sell autonomous trucks through modern approach to autonomous through recurring fee-per-mile to operate autonomously their existing channels driving technology development revenue model Compelling physical AI investment opportunity with the right approach to autonomous trucking Churchill Capital 6

Watch Video Watch Video Autonomy in motion Plus-enabled truck completing driver-out autonomous safety tests in April 2025 C Ch hu ur rch chil ill l C Cap apit ital al 7

Plus to go public in partnership with Churchill Capital Corp IX Compelling physical AI investment opportunity Churchill Capital 8

Churchill Capital Proven track record of launching unique, high-growth companies in the public equity markets Our most recent partnership Churchill Capital Churchill Capital Corp IX Nasdaq: CCIX Sponsoring leading companies with 6 closed transactions AltC Acquisition Corp delivered $306 million of growth capital (1)(2) (1) and circa $10.5 billion of growth capital delivered with circa 100% investor participation at close in May 2024 ~$300,000,000 All Churchill transactions have been completed with more Churchill engaged over 200 investors, driving substantial (3) capital than the public trust account through incremental rotation of the stock post announcement of cash in trust capital raised in connection with the transactions Listed in May 2024 Substantial shareholder value creation since close ($ millions) Pioneer in equity vehicles Experienced dealmaker (5) Our objectives 8,232 Differentiated business model Leading expertise leveraging +7.0x with first general partnership our strategic and transaction team focused purely on public experience on behalf of our ✓ Leverage our unique access to equity vehicles partner companies innovative companies to source a compelling AI-focused opportunity Unique sourcing capability Value creation playbook Renowned base of operating Lineup of former executives of partners with extensive S&P 500 companies with ✓ Partner with a target company to access to a global network of deep operational expertise prepare them for success in the industry leaders across sectors public markets (4) Management partner Track record of success 1,181 306 ✓ Utilize our extensive strategic and Churchill Interests aligned with and Demonstrated history of long- 875 financial networks to unlock new skills complementary to those term partnerships with unique Oklo of our target’s existing high-growth companies to growth opportunities (6) Deal Close High Value management team provide capital to scale (May 2024) (February 7, 2025) Note: (1) Past performance of prior investments and transactions is not indicative of any other investment or transaction and is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. (2) Represents trust proceeds (net of redemptions) plus incremental capital raised in connection with Churchill Capital I, II, III, IV, CF Finance Acquisition Corp, and AltC Acquisition Corp. (3) Represents cash in trust as of March 31, 2025. (4) Represents the pre-money transaction value of $875 million plus $306 Churchill Capital 9 million of the trust proceeds (net of redemptions). (5) Calculated based on approximately 139 million shares outstanding to Oklo shareholders as of March 31, 2025. (6) Calculated based on the observed share price high for Oklo of $59.14 on February 7, 2025. Oklo’s share price as of close on June 4, 2025 was $49.09.

Physical AI is an attractive investment area Commercial trucking is a critical industry ripe for innovation Agentic AI Physical AI Large new Autonomous digital agents that use AI systems embedded in real-world Why is Physical AI an attractive investment area? frontiers generative models to reason, plan, and machines to enable intelligent physical execute tasks with minimal human input actions and automation Applies advanced AI models to real-world systems – (1) Example company Generative AI like vehicles and robotics – unlocking automation in Central large, labor-intensive industries with high barriers to unlock Foundation models capable of creating text, images, code, and more – unlocking broad applications across industries entry and massive addressable markets Stargate AI Compute Foundational enabler Provides the physical and cloud-based environments Why is autonomous trucking a compelling segment? where AI workloads are hosted and run ✓ Demonstrated technology maturation AI Hardware Foundational enabler✓ Clear customer value proposition Specialized chips and accelerators that enable efficient training and inference of modern AI models ✓ Large, growing market to drive adoption AI Infrastructure ✓ Supportive regulatory environment Foundational enabler Delivers the electricity and grid stability required to power ✓ Ecosystem readiness for scaled deployment energy-intensive AI compute operations at scale Note: (1) Example companies noted within each AI ecosystem layer are meant to be representative only for illustrative purposes and are not an exhaustive list of players in each category. Churchill Capital 10 AI opportunity stack

Plus is a leading physical AI company Commercializing virtual driver software for autonomous trucking (1)(2) • >70% of total U.S. and EU annual freight volume is moved by trucks (1) ‒ U.S. truck freight market: ~$1.0 trillion → ~$1.5 trillion by 2035 (4.4% CAGR) Trucking Opportunity: A Critical (2) ‒ EU truck freight market: ~$0.8 trillion → ~$1.4 trillion by 2033 (6.8% CAGR) Industry Ripe for Innovation (1) • U.S. has 4.4 million heavy-duty trucks in operation; >250,000 new vehicle registrations annually • Large growing market with leading OEMs that can drive penetration of autonomous innovation • Persistent truck driver shortage inflates costs and lowers fleet productivity (3) ‒ U.S. truck driver shortage: 64,000 → 125,000 by 2028 Urgent Need: Structural Driver (4) ‒ Europe truck driver shortage: 233,000 → 745,000 by 2028 Shortages Accelerating Demand (5) • Fleet operators can potentially increase profitability by up to 4.5x with autonomous trucks • Fleet operators want OEM factory-built autonomous trucks; retrofits may not meet reliability needs • Led by a technical founder team with proven track records of scaling innovation-driven companies • Capital light, software business model focused on virtual driver systems The Plus Advantage: • Endorsed by OEM partners (TRATON, Hyundai, and IVECO) to be deployed on factory-built trucks Well-Positioned to Scale • AI-native technology platform built using a modern approach to autonomous driving • Completed driver-out validation; road testing underway in U.S. and Europe Attractive Economics: Recurring • Targeting OEM-led commercial deployment in 2027+ (U.S. first, Europe to follow) Revenue Model; High Gross Margins (6) • Software model with ~85% target gross margins at scale and recurring fee-per-mile revenue Note: (1) American Trucking Associations Freight Transportations Forecast (2024 to 2035), heavy-duty trucks defined as Class 8 trucks. (2) Market Data Forecast, Europe Road Freight Transportation Market Size. (3) U.S. driver shortage statistics sourced from IRU. (4) Europe driver shortage statistics sourced from IRU. (5) See page 24 for calculation of fleet operator profitability uplift. (6) Target gross margin is presented for illustrative purposes only. Churchill Capital 11

Simple, shareholder-friendly transaction Alignment of long-term interests between public investors, Churchill’s sponsor, and existing Plus shareholders Robust Intensive Attractive Expected search diligence partnership transaction process completed structure close in 2025 40+ targets evaluated by Churchill Detailed diligence on Plus undertaken, Attractive $1.2bn pre-money Public company ready with a highly Capital across various sectors including advice from numerous transaction value (supported by an talented team in place subject matter experts across: independent fairness opinion) Autonomous trucking identified as an Clean financial profile and balance ✓ ‒ Commercial and technical Plus shareholders rolling 100% of attractive market at an inflection point sheet with no debt for borrowed money existing equity ‒ Regulatory and legal ✓ Clear alignment of long-term interests ✓ ‒ Accounting and finance Fulsome review of the landscape led to Initial Form S-4 filing expected to be selection of Plus in early 2025 filed confidentially in summer 2025 ‒ IT and cybersecurity Equal voting rights for public investors ✓ Note: Plus valuation based on Business Combination Agreement pre-money valuation. Churchill Capital 12

Positioned to win with a unique customer-centric, OEM-led approach Right business model, go-to-market strategy, and financial profile Completed in April 2025 Full driver-out validation complete✓✓✓ Geographic focus Valuation $1.2bn $11.3bn $2.5bn (4) Transaction value (pre-money) Observed market capitalization Transaction value (pre-money) OEM partners Critical to distribution center-to- 3 2 0 distribution center freight transport TM Supplying SuperDrive (virtual driver Operating an autonomous freight software) to leading OEMs for Retrofit trucks Business model network with factory-built trucks autonomous freight networks ✓ Access to OEM resources to support scaling o Integrated model is capital/asset intensive o Medium capital intensity driven by hardware (1) (2) (3) ✓ Low capital intensity (software business) o $786mm in total operating spend o $80mm run-rate cash burn ; $33mm debt Financial profile ✓ 85% gross margin target (software margins) o Margins burdened by hardware/service cost o Margins burdened by hardware/service cost Note: Aurora and Kodiak information based on public filings and other publicly available information only. (1) FY2024 operating expense from Form 10-K filed by Aurora Innovation, Inc. filed with the SEC on February 14, 2025. (2) Annualized Q4 2024 cash burn from Kodiak investor presentation filed April 14, 2025. (3) From Kodiak investor presentation filed April 14, 2025. (4) Sourced from FactSet and reflects the observed market capitalization for Aurora on June 4, 2025. Churchill Capital 13

Attractive entry valuation with upside potential Set up for long-term success in the public markets ✓ Clear playbook for Aurora’s valuation rose significantly as the company approached value appreciation the target launch date for driver-out commercial operations $19.5 as other autonomous (3) Max value driving peers have approached target launch dates $11.9 $11.3 ✓ $1.2 billion presents (4) Spot value $7.5 an attractive entry valuation given the company stage and time to commercial $1.5 $1.2 deployment relative to peers Pre-Money 12/31/2022 12/31/2023 10/31/2024 Current Transaction Value Dec-31-2022 Dec-31-2023 Dec-31-2024 2025 YTD Equity value Valuation Market Cap Market Cap Market Cap Market Cap (1) (2) (2) (2) Pre-Money Equity Value Equity Value Equity Value Equity Value $ billions ✓ Fully integrated Expected time before driver-out operations ~2 years ~2 years ~1 year 6 months driver-as-a-service ✓ on public roads April 2025 offering on factory- built trucks is ~1 year behind peers Target driver-as-a- Aurora stated to initially own a fleet of trucks 2027 and operate a “capacity-as-a-service” model 2026 service integrated on before transitioning to “driver-as-a-service” factory-built trucks Note: (1) Plus valuation based on the Business Combination Agreement pre-money valuation. (2) Sourced from FactSet and reflects the observed market capitalization for Aurora on the date referenced. (3) Sourced from FactSet and reflects the observed market capitalization for Aurora on February 14, 2025. (4) Sourced from FactSet and reflects the observed market capitalization for Aurora on June 4, 2025. Churchill Capital 14

Led by a technical founder team with proven track records Compelling physical AI investment opportunity Churchill Capital 15

Proven executive team built on experience, innovation, and trust… Plus co-founders have decades of experience working together and scaling businesses Co-Founders Founding team experience by the numbers Plus has… companies founded ~ & and scaled prior to Plus 160+ 90 6 issued patent applications David Liu Shawn Kerrigan Hao Zheng Tim Daly (1) (1) patents worldwide CEO & COO & CTO & Chief Architect & Co-Founder Co-Founder Co-Founder Co-Founder 30+ years 20+ years 30+ years 20+ years ~ $490mm experience experience experience experience total capital raised (OptAim) for Plus since founding working in industry-leading software companies, founder-led start-ups, consulting, and investing... + 105 combined years of years of collaboration …including + industry experience since being classmates 30 Note: (1) Figure as of June 3, 2025. Churchill Capital 16

…complemented by seasoned leadership team with diverse expertise Deep bench of operators and executives to drive execution and growth Seasoned Executive Team Decades of Expertise Anurag Ganguli VP of R&D Amit Kumar VP of Engineering Amisha Vadalia VP of Operations David Liu Shawn Kerrigan Hao Zheng Tim Daly Steve Spinner Jon Morrison CEO & COO & CTO & Chief Architect & Chief Financial Chief Revenue Robert Dingli Co-Founder Co-Founder Co-Founder Co-Founder Officer Officer VP of Safety and Systems Engineering Lauren Kwan 30+ years 20+ years 30+ years 20+ years 30+ years 40+ years VP of Marketing experience experience experience experience experience experience Chuck Joseph VP of Strategic Partnerships Sunny Choi VP of Business Development Earl Adams VP of Public Policy & Regulatory Affairs Derrick Nueman VP of Investor Relations Churchill Capital 17

Plus has been scaled into an industry leading software player… Endorsed by leading global trucking players Early Mover Customer Endorsements Software Scaling 2016 2021 2021 2024 2025 H1 Founded in Begins partnership IVECO selected Hyundai announced March 2025: Announces partnership with NVIDIA to advance AI for (1) Silicon Valley with Nvidia on next- Plus as its autonomy partnership Level 4 (“L4”) trucks gen autonomous autonomous with Plus April 2025: Completes validation of fully autonomous operations and trucking systems technology partner advanced safety maneuvers without a driver in the truck April 2025: Hyundai and Plus reveal concept for autonomous hydrogen freight truck May 2025: Completes successful test of semi-autonomous trucks with DSV, dm-drogerie markt, and IVECO 2017 - 2021 Expanded to China and Europe 2020 2023 Amazon selected 2024 Plus to deploy Spun out China operations TRATON autonomous – Plus to focus on selected Plus technology on developing and scaling as their driver-in trucks Level 4 autonomous autonomy (1) driving (“L4”) in the U.S., partner Europe, and rest of world Note: (1) Level 4 autonomous driving (“L4”) is defined as high driving automation where the system performs all dynamic driving tasks and does not require human interaction in most circumstances. Churchill Capital 18

…with an ecosystem of partners committed to autonomous trucking Partnership led approach enables Plus to grow in a capital efficient manner Expected advantages of building an ecosystem of partners Autonomy Software Fleet Operator Autonomous virtual driver Vehicle and hub operations Asset-light and less capital ✓ intensive go-to-market model Access to trucking fleets with ✓ minimal cost burden Ability to focus on core software ✓ capability development Lower R&D costs than peers via ✓ OEM testing, engineering, and validation Other advanced AV players trying ✓ to pivot towards Plus’s Technology Suppliers OEMs software only business model Computing and sensor providers Purpose-built autonomous ready vehicles Churchill Capital 19

The massive truck freight market needs autonomous trucks Compelling physical AI investment opportunity Churchill Capital 20

U.S. trucking market Trucking is the backbone of the U.S. economy, consistently moving over 70% of total freight volumes and generating circa $906 billion of revenue in 2024 2030 $1,186 U.S. commercial trucking share of total freight movement U.S. commercial trucking revenue 2035 (1) (1) $1,452 (% based on volumes in billion tons) ($ billions) 100 73% $906 50 0 1990 1995 2000 2005 2010 2015 2020 2025 1990 1995 2000 2005 2010 2015 2020 2025 Note: (1) U.S. Freight Transportation Forecast to 2035, produced by S&P Global for ATA. C Ch hu ur rch chil ill l C Cap apit ital al 21

U.S. trucking market Persistent shortage of 64,000 drivers (and growing) is one of the leading issues facing the U.S. trucking industry… Estimated U.S. truck driver shortage (1) Factors underpinning the truck driver shortage (drivers) Aging workforce with nearly 50% of the current (2) ~2x driver population aged 50+ 125,000 Demographic shifts and gender gap, with the share of female drivers in single digits 64,000 Job desirability and high priority on “returning home” impacts long routes (250+ miles) Cost and timeline of licensing Regulations (example: hours-of-service limits) 2023 2028 Note: (1) 2023 IRU Driver Shortage Report, Freight – Global. (2) National Transportation Institute (2024). C Ch hu ur rch chil ill l C Cap apit ital al 22

U.S. trucking market …resulting in labor costs increasing 30% in recent years, now representing over 40% of the total per mile operating expense of trucking Average marginal cost of a truck driver (1) Estimated average marginal cost per mile breakdown ($ per mile) +30% 0.97 Insurance Tires Other 0.91 Maintenance 4% 0.81 0.74 0.74 9% Benefits Driver 43% Costs $2.27 Lease/Purchase 16% per mile Payments Wages 24% Fuel 2019 2020 2021 2022 2023 Note: (1) ATRI An Analysis of the Operational Costs of Trucking: 2024 Update. C Ch hu ur rch chil ill l C Cap apit ital al 23

Truck operators can see up to 4.5x profitability uplift from autonomous trucks… Dual benefit to truck operators of driver costs savings and increased truck utilization (6) Unit economics per mile Annual miles driven Annual profit earned by customers $ per mile Miles per truck $ per truck 240,000 >$84,000 *For illustrative (1) Revenue $2.50 $2.50 purposes only 160,000 Driver L4 Value Additional $0.85 $0.97 (2) (3) Cost Capture annual value Additional from annual autonomous $2.27 miles from trucks Trucking AV trucking Direct Costs 80,000 Other (2) $1.30 Costs $18,400 >$0.35 $0.23 Profit (4) (5) Human-Driven Autonomous Human-Driven Autonomous Human-Driven Autonomous • Autonomy improves per-mile profitability by eliminating driver costs, reducing fuel spend, and unlocking other potential savings (i.e., lower insurance costs, etc.) • $0.97 / mile in savings are expected just from driver cost elimination (42% direct cost reduction), with incremental cost savings due to safer and more fuel-efficient fleets (7) • Out of total potential savings, $0.85 / mile is expected to be captured by L4 Ops Enablers (i.e., the OEM and Plus SuperDrive ) with remaining >$0.12 / mile captured by fleet operators before accounting for any incremental upside Note: See disclaimer slides section “Unit Economics and Use of Projections.” Figures for illustrative purposes only. (1) U.S. national average for dry van contract rate (per DAT). (2) Composed of $0.97 of driver costs and $1.30 of other costs per ATRI Operational Cost of Trucking Report 2024. (3) Includes cost of autonomous truck, virtual driver, and services enabling autonomous freight service. (4) ATRI Operational Cost of Trucking Report 2024. (5) Assumes 7,560 total available operating hours per year per autonomous Churchill Capital 24 truck with 75% of miles driven in autonomous mode at an average speed of 42 miles per hour. (6) Illustrative internal management estimate – for further information, see “Unit Economics and Use of Projections” in “About this presentation” disclaimer pages. (7) Level 4 autonomous driving (“L4”) is defined as high driving automation where the system performs all dynamic driving tasks and does not require human interaction in most circumstances.

…with substantial value capture available to the OEMs and L4 software Deployment of autonomous trucks creates the potential for a recurring revenue stream (1) (3) Human-Driven Autonomous Commentary Human-driven direct costs Potential costs eliminated by Distribution of value to Trucking fleets incur substantial operating (4)✓ addressable by L4 autonomy autonomous driving software autonomous ecosystem costs, averaging ~$2.27 per mile $2.27 per mile Other Driver shortages and rising fuel and insurance $0.09 Insurance $0.10 costs are expected to continue to exert upward ✓ Repair + pressure on costs in the coming years $0.20 Maintenance Autonomy has the potential to unlock significant Base $0.36 ✓ value for heavy trucking by eliminating driver Equipment costs, nearly 43% of total cost per mile Beyond the savings achieved by eliminating Fuel $0.55 driver costs, further cost efficiencies potentially $2.27 ✓ realized through lower fuel consumption and reduced insurance premiums, driven by $0.85 10-20% (3) per mile improvements in fleet safety and efficiency Out of total potential savings, $0.85 per mile is Upside cost savings ✓ expected to be captured by L4 operations from safer, more Driver $0.97 $0.97 fuel-efficient fleets enablers OEM Partner Remaining cost savings per mile expected to ✓ be captured directly by fleet operators, resulting in 10-20% cost reduction to fleets (1) (2) Trucking Direct Costs Driver Costs Est. Fuel + Other Savings L4 value Savings to Fleets L4 Operations Enablers Note: Figures for illustrative purposes only. (1) Per ATRI Operational Cost of Trucking Report 2024. (2) 10-20% of total L4 value to be shared with customers. (3) Illustrative internal management estimates – for further information, see “Unit Economics and Use of Projections” in “About this presentation” disclaimer pages. (4) Level 4 autonomous driving (“L4”) is defined as high driving automation where the system performs all dynamic driving tasks and does not require human interaction in most circumstances. Churchill Capital 25

OEMs view autonomy as a critical growth opportunity, but lack software Compelling physical AI investment opportunity Churchill Capital 26

Plus has a leading position among truck manufacturers TRATON, Hyundai, and IVECO are among the largest truck platforms in the U.S. and Europe (1) Share of New Truck Sales (2) a subsidiary of Daimler + U.S. and Europe U.S.-only U.S.-only Source: S&P Global. Note: Information on Aurora and Torc are based on public filings and other publicly available information only. (1) S&P Global data of new truck sales of OEMs covered by L4 partnerships in the U.S. and Europe for 2024. (2) Wholly owned subsidiary of Daimler Trucks. Churchill Capital 27

Truck manufacturers are essential for autonomous to be a commercial reality OEMs have the embedded customer relationships and sales / service channels required to scale Leading autonomous players OEM partners Why is OEM partnership essential? (1) L4 trucks likely to be factory produced in order to offer: • Robust safety and validation • Ability to be produced, operated, and maintained at scale • Customer confidence of safety Fleets want to buy L4 trucks from traditional OEM channels • Reduces friction of market adoption • Improves economics for L4 autonomous trucks via streamlined hardware integration driven by OEMs • Matches current liability and commercial structures a subsidiary of Daimler Note: (1) Level 4 autonomous driving (“L4”) is defined as high driving automation where the system performs all dynamic driving tasks and does not require human interaction in most circumstances. Churchill Capital 28

Plus OEM partnership Partnership announced March 2024 Autonomous hub-to-hub x technology on the path to commercialization Partnership highlights • TRATON brands Scania, MAN, and International are working together with Plus to intensify the development of L4 autonomous driving solutions Watch Video – In October 2024, achieved milestone by the release of the Beta 5.0 version of SuperDrive , which became Watch Video operational in TRATON autonomous trucks in Europe and the U.S. • Public road testing is underway in Sweden and in the U.S. (Texas) in preparation to launch the first factory-produced driverless trucks along the San Antonio and Dallas routes soon We see autonomous as a key part of our offer for a full “ range of safe, efficient and sustainable transport solutions that can be adapted according to each individual customer’s specific needs, something which is further strengthened by TRATON Group’s partnership with Plus. TRATON’s 278k 14 Global ” (1) Presence Peter Hafmar unit sales of trucks in countries with production 2024 across brands and assembly sites VP and Head of Autonomous Solutions at Scania Source: Traton 2024 annual report, press releases. (1) Quoted from Scania press release “Scania accelerates Churchill Capital 29 deployment of autonomous hub-to-hub transport” on March 12, 2024.

Plus OEM partnership Partnership highlights Partnership announced May 2024 • Hyundai Motor and Plus share a vision for a sustainable, zero-emissions freight future, solidifying the foundation for a strong strategic fit between fuel-cell trucks and an autonomous transport network Reduction in CO output 2 x Autonomous Hydrogen Freight Ecosystem Watch Video Watch Video Improved total cost of ownership Autonomous hydrogen freight ecosystem Incremental build out of highly utilized H fueling network 2 • Hyundai Motor’s XCIENT Fuel Cell truck By adding autonomous capabilities to our world’s first mass-produced (1) equipped with Plus SuperDrive technology Martin Zeilinger “ hydrogen-powered XCIENT Fuel Cell truck, Hyundai is looking forward to is undergoing initial autonomous driving Former EVP and Head of providing fleets and vehicle operators additional solutions that enhance road assessments in the U.S., the first-ever L4 Commercial Vehicle safety and freight efficiencies thanks to Plus’s industry-leading autonomous self-driving test on a Class 8 fuel-cell Development at Hyundai driving technology. electric truck to take place in the U.S. ” Source: Press releases. (1) Quoted from Hyundai press release “Hyundai Motor and Plus Announce Collaboration to Demonstrate First Level 4 Autonomous Fuel Cell Electric Truck in the U.S.” on May 22, 2024. Churchill Capital 30

Plus OEM partnership Partnership announced April 2021 Partnership highlights Watch Video • IVECO’s latest-generation S-WAY heavy-duty trucks will be integrated Watch Video with Plus’s full-stack autonomous driving system • In May 2025, an IVECO heavy-duty truck integrated with Plus’s semi-autonomous driver assistance solution successfully completed a real-world road test in Germany, delivering goods between two warehouses in Krefeld and Hennef – Pilot project confirmed findings and assumptions, especially regarding safety and reliability, with the autonomous driving system consistently demonstrating safe driving behavior The partnership with Plus represents an excellent “ opportunity to accelerate the development of the highest (1) Marco Liccardo IVECO’s levels of automation for heavy trucks. Plus’s technology 146k 155+ Chief Technology and Global leadership, non-linear thinking, and established Digital Officer of IVECO relationships with the same key component suppliers Presence global truck countries where make it the perfect autonomous trucking partner. deliveries in 2024 IVECO has a presence ” Source: IVECO 2024 annual report, press releases. (1) Quoted from IVECO press release “IVECO signs Memorandum of Understanding with Plus to develop Autonomous Trucks” on April 12, 2021. Churchill Capital 31

AI-native technology platform with robust safety features Compelling physical AI investment opportunity Churchill Capital 32

Plus provides the critical software layer that enables autonomous trucks OEMs will factory-install SuperDrive and sell autonomous trucks through their existing channels Hardware / Sensors • Requires significant scale and Data Layer volume Lidar Camera Radar SuperDrive Model • High value-add • Superior return on capital Software Stack End-to-end perception model Auto-labeling algorithm • Recurring revenue / profitability GenAI “driving intelligence” Redundant fallback safety system Real-world + simulated miles driven Validation / Integration • High upfront capital costs, large scale, specialized manufacturing OEM Integration expertise, and cyclicality create & Manufacturing difficulty for new entrants Factory-Built AV Trucks • Having OEM relationships allows Distribution Fleet Tele- AV Freight Plus to benefit from established Maintenance Center Operators Operators infrastructure and deep customer Operations Infrastructure relationships 3P Plus OEMs Churchill Capital 33

A modern approach to autonomous driving Leveraging an AI-native strategy to build best-in-class virtual driving software using 5 million real-world miles 1 2 Autonomous Vehicle 2.0 Driving Intelligence Leveraging Gen AI, open foundation Early adopter of AV 2.0 paradigm to models, and a diverse data set collected address software complexity problem by from 5 million miles driven to build replacing code with AI models human-like “driving intelligence” 3 4 Optimized Training Computationally Efficient Innovative auto-labeling, model Computationally efficient in-vehicle distillation, and synthetic data generation neural network execution enables techniques to reduce the time deployment of bigger, smarter models and cost of training AI models, while to optimize performance and safety optimizing edge case learning Churchill Capital 34

Plus is training across a significant diversity of driving conditions Plus is building a generalizable virtual driver for autonomous trucks Avoid emergency lane vehicle Left-hand driving Rain Snow Cut-ins Avoid wide load Churchill Capital 35

Plus SuperDrive three-layer redundancy architecture Integrated on-truck and cloud computing capabilities power safety and driving precision On-Truck Reasoning Vision Language Model Commands High-Level Guidance and Decision Reflex Primary Vehicle End-to-End Transformer Model Verified Planning Driving and Control System Perception Motion Forecast Navigation Scene Abstraction Sensors Guardrails Safety Assurance Model Redundant Redundancy Fallback Fail-Safe Fallback System System Cloud Remote Remote Operation Operation Human-in-the-Loop Monitoring and Support System Churchill Capital 36

Strategic and tactical driving intelligence SuperDrive Primary Driving System On-Truck Inputs Commands Vehicle State Navigation Sensors Reasoning Interpret complex real-world interactions and generate high-level driving decisions for rare / untested scenarios Vision Language Model High-level guidance + decisions | supporting scalable deployment across diverse environments Reflex Perception and motion forecast allows for rapid, real-time reactions and driving maneuvers End-to-End Transformer Model Verified Planning Scene abstraction | simplifying complex visual image into key elements for computer processing and Control Guardrails Safety system enforcing human driving standards, ensuring transparency in driving decision-making Safety Assurance Model Churchill Capital 37

Real-time monitoring for maximum safety SuperDrive Primary Driving System On-Truck Reasoning Reflex Guardrails Vision Language Model End-to-End Transformer Model Safety Assurance Model Redundant Fallback System On-Truck Operates on a secondary edge computer that continuously monitors the primary system’s health If a fault is detected, it triggers minimum-risk fallback maneuvers to bring the vehicle safely to a stop Information Hardware Algorithm Redundancy Redundancy Redundancy Primary system Primary computer (ADU) High-assurance occupancy Handles main driving decisions Comprised of multiple processors Multiple sensors to understand with perception and planning that back each other up environment in real-time Secondary system Secondary computer (ADU) High-assurance planning Handles minimum-risk maneuvers Separate secondary computer to Advanced algorithms for safe decision- to bring truck to full-stop as needed act as backup in case primary fails making even in absence of sensor(s) Churchill Capital 38

Responsive oversight and intervention SuperDrive Primary Driving System On-Truck Reasoning Reflex Guardrails Vision Language Model End-to-End Transformer Model Safety Assurance Model Redundant Fallback System On-Truck Information Hardware Algorithm Redundancy Redundancy Redundancy Remote Operation System Cloud Provides mission control and human-in-the-loop support for scenarios beyond the virtual driver’s Operational Design Domain (“ODD”), ensuring oversight and intervention when needed Churchill Capital 39

Safety is at the core of the Plus approach to innovation The Plus Safety Case Framework unifies engineering into a structured safety argument Safety The Plus autonomous driving system meets the requirements for safe operation on public roads Understand Prove Develop Design Deploy Structured processes and analysis Utilization of fleet road data to Robust test and validation program Performance against Safety Case Well-managed deployments and to ensure quality and make continuous improvements developed alongside engineering Framework and test cases is operations completeness and product teams designed into Plus architecture Defined concept of Sensing Structured analysis operations R&D Engineering Data engine Main Code change & Perception Computation software package Stack Traceable requirements / Phased deployment KPIs Mapping Motion forecast Feedback Review Simulation Testing Data processing & Bench, SIL, & HIL scenario generation test Map updates Shadow mode (1) Safety checks Localization Safety Case Readiness (SCR) Product Release Vehicle Testing (2) Remote Assist Free Trips (RAFT) Control Release & data Closed Course & Over-the-air updates logging Open Road Test (3) Autonomous Mile Percent (AMP) Safety processor Safety Processor gateway Cybersecurity Actuation Note: (1) SCR measures the completeness, maturity, and evidentiary support of Plus’s Safety Case Framework (SCF) for Plus’s Level 4 autonomous driving system, SuperDrive , with respect to the defined operational domain and driverless deployment milestones. (2) RAFT is defined as the percentage of autonomous trips completed without any intervention from a remote operator or an onboard safety driver on a specified commercial route or set of routes. This metric is a key indicator of the system’s operational Churchill Capital 40 independence, technical maturity, and readiness for scaled deployment. (3) AMP is defined as the percentage of total distance driven on a specified route or set of routes that is completed under full autonomous control, without intervention from a remote operator or onboard safety driver. This metric reflects the system’s ability to sustain autonomous operation across varying conditions along a commercial corridor.

High margin, recurring revenue supported by regulatory readiness Compelling physical AI investment opportunity Churchill Capital 41

Regulations are favorable for autonomous truck deployment Key freight routes in the U.S. and Europe allow autonomous trucks United States Europe (1) (2) (3) Expressly Able to Deploy Implicitly Able to Deploy Expressly Able to Test Guidelines in Place for Testing L4 CMVs Prohibited Source: AVIA State of AV, 2024; FAME: Framework for coordination of Automated Mobility in Europe 2024. (1) States that do not have any statutes or regulations governing the activities of autonomous vehicles. As such, testing or deployment is implicitly permitted in the state. (2) In some states, a human safety driver must be present when testing / other restrictions may apply. (3) In Europe, if a country has not expressly permitted autonomous vehicle activities, they are otherwise prohibited. Churchill Capital 42

Plus is expecting commercial deployments in 2027+ Clear roadmap to support commercial launch 2025 2026 2027 2028 Commercial readiness Fleet trials and commercial pilots Validation, launch, and scaling Commercial Priorities Cost and utilization optimization Pilot customer endpoints Customer endpoints Operating Model Road Types Expanded surface street coverage Terminal integration Road works and Road closure Heavy fog/rain Product Operating Conditions Dust storms emergency vehicles and detour and light snow Capability Services Safety driver and remote monitor Remote assistance Texas Triangle and Lanes (U.S.) First Texas route Sunbelt expansion adjacent routes Scaling Lanes (EU) Europe testing Western Europe connections Note: Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. Churchill Capital 43

Software business model without the associated selling costs… Recurring revenue generated on a per-mile basis Integrated OEM go-to-market approach OEM partners continue to work Remote Assist directly with their fleet customers ✓ Driver-as-a-Service through the sale, service, and support of their autonomous truck $ / $ / Autonomous OEM Autonomous Customer Analogous to telematics, fleet Mile Mile (AV Truck) customers will directly pay a fee per autonomous mile ✓ driven to the OEM in return SuperDrive for the use and support of the Software Fleet Support autonomous truck Plus collects a recurring fee from OEM partners for the Operational Operational months Utilization of Average driving Autonomous ✓ (1) (2) (3) hours per day per year truck for driving speed miles per truck use and support of its SuperDrive software Human drivers are limited by hours-of-service restrictions, ~240,000 ✓ limiting service to 11 daily hours vs. 24 hours for miles per autonomous truck 24 10.5 75% ~42 autonomous trucks vs hours months utilization miles per hour Autonomous trucks eliminate ~80,000 (4) miles per human-driven truck empty mileage of having to ✓ “return home” and greatly increase truck utilization Source: S&P Global, management. Note: (1) Illustrative internal management estimate - assumes 1.5 non-operational months per year for truck maintenance and repair. (2) Illustrative internal management estimate - assumes utilization is adjusted for non- autonomous use including loading and unloading. (3) Illustrative internal management estimate - calculated as the average highway speed limit in U.S. per the IIHS, then adjusted downwards for traffic and safety stops. (4) ATRI Operational Cost of Trucking Report Churchill Capital 44 2024.

…resulting in attractive revenue and gross margin potential Targeting 85% gross margins at scale (5) Illustrative unit economics Illustrative revenue sensitivity Split between Number of autonomous trucks deployed $ in mm OEM and Plus Other savings >250,000 new heavy-duty $0.85 (6) $0.12 truck registrations annually 5,000 10,000 15,000 20,000 Value unlocked Circa 15% of driver cost Driver by autonomy $0.97 savings shared with costs customers plus upside from operational savings $ per mile (1) (2) 20% $200 $400 $600 $800 Potential Savings Customer Share Net Value Plus share of Net Value % ~20-25% 25% $250 $500 $750 $1,000 (3) Annual autonomous miles Miles / truck ~240,000 30% $300 $600 $900 $1,200 unit economics Annual Revenue $ / truck $40,000+ 35% $350 $700 $1,050 $1,450 (4) Target Gross Margin % revenue ~85% Note: (1) Illustrative savings based on ATRI Operational Cost of Trucking Report 2024. (2) Based on management estimates and shown for illustrative purposes only. (3) Assumes 7,560 total available operating hours per year per autonomous truck with 75% of miles driven in autonomous mode at an average speed of 42 miles per hour. (4) Target gross margin is presented for illustrative purposes only. (5) For illustrative purposes only. Actual results may differ materially. Revenue figures rounded to the nearest $50 million. (6) American Trucking Associations Freight Churchill Capital 45 Transportations Forecast (2024 to 2035), heavy-duty trucks defined as Class 8 trucks. Plus share of Net Value

Plus expects to be funded through commercial deployment post transaction All proceeds raised will be used to fund growth Estimated transaction sources and uses Pro forma ownership Sources $ mm % Shares % Assumes $10 per share (millions) Ownership (1)(2) Churchill IX cash in trust 299 20% (3) Existing Plus shareholders 120 76% (3) Existing Plus shareholders 1,200 80% Memo: Plus management team 47 30% Total Sources 1,499 100% (1)(5) Churchill IX shareholders 37 24% Total 157 100% Uses $ mm % Transaction highlights (4) • Pre-money equity value of $1,200 million, an attractive entry point for Churchill shareholders Cash to balance sheet 262 17% • Up to 15.0 million earnout shares available for existing Plus shareholders, vesting ratably at (3) $12.00, $14.00, and $16.00 per share within 5-years of closing Existing Plus shareholders 1,200 80% • No cash to Plus shareholders – will roll 100% of existing shares Illustrative fees and expenses 37 2% • All proceeds raised, net of transaction expenses, expected to fully fund Plus through the planned commercial launch of factory-built autonomous trucks in 2027 Total Uses 1,499 100% • All existing Plus shareholders’ and Churchill IX’s sponsor shares will be subject to a staggered lock-up over 12 months following closing of the business combination Note: (1) CCIX cash-in-trust was $299,176,949 as of March 31, 2025. For illustrative purposes only and not accounting for additional accrued interest on cash in trust, which would increase trust value per share at close. (2) Assumes no CCIX shareholders exercise redemption rights to receive cash from the trust account at closing. (3) Proposed pre-money equity value, subject to potential increase for permitted financings prior to close of the business combination. Pre-money equity value to convert at $10.00 / share at close of the business combination, assuming no redemptions. Excludes impact of potential earnout shares. Includes the dilutive impact of Churchill Capital 46 existing vested equity incentive awards and warrants and excludes the impact of existing unvested and future equity incentive awards and warrants. (4) CCIX cash-in-trust less illustrative fees / expenses. (5) Includes all outstanding CCIX Class A shares and 6.109mm Class B founder shares. Includes impact of sponsor loan conversion. Excludes ~7.187mm CCIX public warrants and ~0.181mm private placement warrants. Excludes the impact of 1.078 mm Class B founder shares vesting at $12.00 / share within 5 years of closing.

Concluding remarks Compelling physical AI investment opportunity Churchill Capital 47

Built to scale Led by a technical founder team with proven track records of scaling innovation-driven companies Capital light, Endorsed by Safe, AI-native High margin, software business OEM partners technology recurring revenue TM TM SuperDrive is the virtual driver OEMs will factory-install SuperDrive SuperDrive was built using a ~85% target gross margins at scale software layer that enables trucks and sell autonomous trucks through modern approach to autonomous through recurring fee-per-mile to operate autonomously their existing channels driving technology development revenue model Compelling physical AI investment opportunity with the right approach to autonomous trucking Churchill Capital 48

Supporting materials Churchill Capital 49

Long-term financial targets at scale Estimates and model assumptions Assumption Commentary • Before commercial deployment: Approximately $15 million in 2025, scaling to approximately $22 million in 2027 Selling, General, and Administrative Expenses • Long-term assumption: Approximately 5.0% of revenue • Before commercial deployment: Approximately $60 million in 2025, scaling to approximately $84 million in 2027 Research and Development Expenses • Long-term assumption: Approximately 25.0% of revenue • Before commercial deployment: Approximately $6 million per year Capital Expenditures • Long-term assumption: Approximately 0.3% of revenue • Depreciation: Capital expenditures depreciated over an approximately 10-year useful life • Annual working capital balance assumed to be approximately 5.0% of revenue Working Capital Churchill Capital 50

Plus today is focused on commercializing in the U.S. and European markets Spun out our China operations in 2023; no longer pursuing any operations or business activity in China Company Legacy 2020 Plus Plus Today Governance Today Plus co-founders Software-only, capital- Hardware/software Business hold voting control efficient solution focused combination-based model Model Will be replaced with single class of on virtual driver systems shares upon close of Churchill (1) business combination ●●●●●●●●●●●● • OEM-led commercial deployment j 2023 Go-to- • Retrofit trucks in the U.S. in the U.S. and Europe 100% of Plus’s Market board are U.S., U.K., TM • Supplying SuperDrive to Spun out • OEM partnerships in China or European citizens Approach China leading OEMs for autonomous operations freight networks ●●●●●●●●●●●● United States Less than 10% of United States Target voting rights held Europe by legacy China- Market China based investors Rest of World (other than Greater China) Note: (1) With exception of certain Plus shareholders who will have diminished voting rights. Churchill Capital 51

Risk factors Unless the context otherwise requires, references below to “we,” “us” or “our” refer to the business of Plus AI prior to the consummation of the proposed business combination, which will be the business of the combined company and its subsidiaries following the proposed transaction. Investing in us involves a high degree of risk. The risks and uncertainties set out below are a summary only and are not the only risks we face. See the section entitled “Risk Factors” in the Registration Statement to be filed by Churchill IX with the SEC, as well as other information included in the Registration Statement for a more detailed discussion of factors that you should consider carefully before making an investment decision. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. Risks Related to Plus AI’s Business: 1. Self-driving technology is an emerging technology, and we face significant technical challenges to commercialize our technology. If we cannot successfully overcome those challenges or do so on a timely basis, our ability to grow our business will be negatively impacted. 2. We have incurred net losses since our inception, and we expect to incur significant expenses and continuing losses for the foreseeable future. 3. Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. 4. Our technology may be less performant or developing, commercializing and scaling our technology may take us longer to complete than we currently anticipate, which would adversely impact our business, financial condition, and results of operations. 5. We track certain business and operational metrics, which are based on certain assumptions and estimates and are subject to inherent challenges in measurement and comparison with similar metrics of other businesses, and actual or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition. 6. We operate in an intensely competitive market and some market participants have substantially greater resources. If one or more of our competitors broadly commercialize their self-driving technology before we do, develop superior technology, or are perceived to have better technology, our business prospects and financial performance would be adversely affected. 7. Our technology may not achieve market acceptance at the pace we expect or at all. 8. We expect to rely on a limited number of customers for a significant portion of our revenue. The loss of, or a reduction in our commercial relationship with, any of those customers may adversely affect our business, financial condition, and results of operations., 9. It is possible that our unit economics do not materialize as expected, in particular as a result of our software-focused business model. This could significantly hinder our ability to generate a commercially viable product and adversely affect our business prospects. 10. Our estimates, projections and forecasts contained in this presentation future deployment of our technology and the associated adoption curve are subject to significant uncertainty and are based on assumptions and estimates that may prove inaccurate. Deployments are not currently contracted and there can be no guarantee that such deployment projections will be achieved. 11. Deployment and commercialization may be delayed due to delays in our anticipated timeline for completion and validation of acceptable safety testing and measures for our technology and the development of plans for ensuring acceptable driver-out safety, delays in the production, reliability or revision of truck and computer hardware required for our technology from our partners or suppliers. 12. Our OEM partners and their customers, or the industry more generally, may delay, scale back or deprioritize the necessary investment required for the adoption of our technology or autonomous technology generally. 13. The projections, forecasts and estimates in this presentation relating to the expected size and growth of the markets in both the United States and Europe for autonomous technology in the trucking industry are based on assumptions and estimates that may prove inaccurate. There is no guarantee that we will be able to successfully commercialize our technology at scale within the addressable market opportunities presented. 14. We are highly dependent on the services of our senior management team and, specifically, our Chief Executive Officer and Chief Technology Officer. If we are not successful in retaining our senior management team or in attracting and retaining other highly qualified personnel, our business, financial condition, and results of operations may be harmed. 15. Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders. The terms of any financing that we pursue may be less favorable than previously anticipated and could become less favorable depending on the amount of capital we may require. 16. Our estimates and forecasts regarding cash flows, expenses, capital expenditures and capital requirements may prove inaccurate, in which case we may need to raise capital sooner or change our operating plans and timelines. 17. We may experience difficulties in managing our growth and expanding our operations. Churchill Capital 52

Risk factors (cont’d) 18. Our brand and reputation may be harmed by negative publicity or safety and other concerns, including due to any flaws or misuse of autonomous driving technologies, whether actual or perceived, intended or inadvertent, committed by us or by other third parties. Failure to maintain, protect and enhance our brand may limit our ability to expand or retain our customer base, which may adversely affect our business, financial condition and results of operations. 19. Self-driving technology presents the risk of significant injury, including fatalities, and any road incidents involving vehicles associated with us may result in negative publicity, reputational damage or slower market adoption of our technology. 20. As part of growing our business, we may in the future make acquisitions. If we do not successfully select, execute or integrate our acquisitions, it could materially and adversely affect our business, financial condition and results of operations, and our stock price could decline. 21. An interruption or failure of information technology and communications systems that we rely upon to operate our business could materially and adversely affect our business, financial condition and results of operations. 22. We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software and partners’ and end-customers’ data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could have materially and adversely affect our business, financial condition and results of operations. 23. Unauthorized control, misuse or manipulation of systems in autonomous vehicles may compromise their operation, safety or data security, any of which could reduce confidence in us and our products and harm our business. 24. Our technology may not function as intended due to flaws or errors in our software, systems or processes, or human error in administering these systems or processes, which may adversely affect our business, financial condition and results of operations. 25. We are subject to evolving and uncertain requirements regarding privacy, data protection, and cybersecurity in numerous jurisdictions and any actual or perceived failure to comply with such requirements may adversely impact our business or require changes to our policies and operations. 26. Issues associated with our use of artificial intelligence and machine learning, combined with an evolving and uncertain legal and regulatory environment, could materially and adversely affect our business, financial condition and results of operations. 27. We negotiate our customer contracts in an effort to include liability caps and indemnities in the event of road or other safety incidents involving vehicles using our technology. The apportionment of liability in connection with any such safety or other incidents would need to be assessed on a case-by-case basis. Our general approach to contract negotiations is to limit our liability to the extent such safety incidents are caused by or directly result from alleged flaws or errors in our technology. 28. Our current or future insurance coverage may not be adequate to protect us from all business risks and sufficient insurance may not be available to us on commercially reasonable terms or at all. 29. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business, financial condition and results of operations. 30. We are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes. 31. Our ability to utilize our net operating loss carryforwards may be limited. 32. Our success is dependent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships. 33. We are dependent on our suppliers, some of which are single or limited source suppliers, to produce and deliver components at prices, in volumes and on terms otherwise acceptable to us. 34. Our software must interoperate with a variety of sensors, systems and other technologies, and any failure to ensure broad interoperability could harm our business or prospects. 35. We are subject to evolving and uncertain regulations, including those governing motor carriers and autonomous vehicles, and unfavorable changes to these regulations or any failure by us to comply with these regulations may adversely affect our business, financial condition and results of operations. We may also need to expend significant time and resources, or make changes to our business plan and operations, to respond to regulatory developments and divergent requirements across the regions in which we operate, such as conformity with required safety standards, which may adversely affect our business, financial condition, and results of operations. 36. Regulatory changes adverse to us or our customers or partners may be prompted by negative publicity of our industry, including due to any high-profile safety incidents associated with driverless technology or due to pressure from unions or labor groups on behalf of truck drivers. 37. We are subject to governmental export and import control laws and regulations and trade and economic sanctions. Our failure to comply with these laws and regulations could materially and adversely affect our business, prospects, financial condition and results of operations. 38. We may become involved in legal or regulatory proceedings, investigations or actions, and commercial or contractual disputes, which could harm our business, financial condition and results of operations. 39. We are subject to laws and regulations concerning the manufacturing, use, distribution and sale of our products, as well as the policies and requirements of our commercial partners Churchill Capital 53

Risk factors (cont’d) 40. We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition and results of operations and also our reputation. 41. We may be subject to product liability that could result in significant direct or indirect costs, which could materially and adversely affect our business, financial condition and results of operations. 42. We are subject to, and must remain in compliance with, environmental laws and regulations that may adversely affect our financial condition and results of operations. 43. We may not be able to adequately obtain, maintain, protect, defend or adequately enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions in a cost-effective manner or at all. We may not be able to protect our intellectual property rights globally, and changes in patent law may diminish the value of patents in general, thereby impairing our ability to protect our products. 44. Third-party claims that we are infringing intellectual property rights, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected. 45. We rely on licenses from third parties for intellectual property rights that are critical to our business, and we would lose the rights to such intellectual property rights if those agreements were terminated or not renewed. 46. In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. 47. We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers. 48. Our software contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products or our use of those components give rise to disclosure obligations of proprietary software. 49. Adverse business, political or economic conditions or reduced global trade may adversely impact our business. 50. Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business or information systems resulting from these events could materially and adversely affect our business, financial condition and results of operations. Risks Related to the Proposed Business Combination 1. Churchill IX’s shareholders will experience dilution due to the issuance of shares to Plus’s shareholders, and securities exercisable for into shares of the combined company in connection with the proposed business combination. 2. The consummation of the proposed business combination is subject to a number of conditions and if those conditions are not satisfied or waived, any definitive agreement relating to the proposed business combination may be terminated in accordance with its terms and the business combination may not be completed. 3. The ability of Churchill IX’s shareholders to exercise redemption rights may prevent Churchill IX from completing the proposed business combination or optimizing its capital structure. 4. The benefits of the proposed business combination may not be realized to the extent currently anticipated by Churchill IX and Plus, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. 5. Churchill IX and Plus will incur significant transaction costs in connection with the proposed business combination, which could be higher than currently anticipated. 6. Some of Churchill IX’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the proposed business Combination or other proposals described in this presentation without regard to your interests or in determining whether Plus is an appropriate target for Churchill IX’s initial business combination. 7. After the closing of the proposed business combination, a significant number of shares of the combined company’s stock will be subject to issuance upon exercise of outstanding warrants, which may result in dilution to the combined company’s shareholders. Churchill Capital 54

CHURCHILL CAPITAL